RESPONSE TO ITEM 77.C.

Results of Special Shareholder Meetings of
Thrivent Real Estate Securities Fund

A special meeting of the shareholders of Thrivent Real Estate Securities Fund (the “Fund”) of Thrivent Mutual Funds (the “Trust”) was held on September 9, 2011. The shareholders of the Fund approved (1) a change in the Fund’s classification and related fundamental investment restriction to make the Fund a non-diversified investment company and (2) a change in the Fund’s industry concentration policy and related fundamental investment restriction to require the Fund to concentrate its assets in issuers in the natural resources group of industries. Shares cast for, against, or to abstain are set forth as follows:

(1)   Change in the Fund’s Classification

For:	8,967,841.594
Against:	1,200,983.262
Abstain:	201,070.475

(2)   Change in the Fund’s Industry Concentration Policy

For:	9,079,852.284
Against:	1,193,323.386
Abstain:	105,719.661

The changes occurred at the close of business on October 10, 2011.